(UnitedHealth Group Letterhead)

June 12, 2006

Attention: James Rosenberg

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	UnitedHealth Group Incorporated
Form 10-K for the year ended December 31, 2005
File Number 001-10864

Ladies and Gentlemen:

On behalf of UnitedHealth Group Incorporated (“Company”), this letter responds to the Staff’s questions regarding the Company’s response letter dated May 12, 2006, as communicated by Keira Ino of the Staff on May 25, 2006:

1.	SEC Comment on Response 1 of Company’s May 12, 2006 letter:

Please clarify whether the factor impact analyses in Response 1 of your letter dated May 12, 2006 present reasonably likely potential outcomes based on the Company’s historical experience in estimating medical costs payable.

Company Response:

We will add the following to the proposed disclosure in Response 1 of our letter dated May 12, 2006:

“The analyses above include those outcomes that are considered reasonably likely based on the Company’s historical experience in estimating its liabilities incurred but not reported benefit claims.”

Securities and Exchange Commission

June 12, 2006

2.	SEC Comment on Response 4 of Company’s May 12, 2006 letter:

Please explain why the carrying value of the interest rate swaps was netted against the carrying value of debt in your consolidated balance sheet and related footnote.

Company Response:

As of December 31, 2005, the aggregate interest rate swap liability, recorded at fair value, for all interest rate swaps was approximately $55 million. The Company did not believe that this amount was material for separate disclosure as it represented approximately 0.2% of total liabilities. In future filings, we will separately disclose the carrying value of the interest rate swaps and the related debt carrying values in our debt footnote. We will disclose the interest rate swap carrying value as a separate line item in our consolidated balance sheet if it were to become material in future reporting periods.

*        *        *        *        *         *        *

The Company appreciates the time and attention of the Staff to discuss the matters raised in the Comment Letter. We are available to discuss any further clarifications the Staff may need.

Please contact the undersigned at (952) 936-5901 with any questions or comments relating to this letter. Thank you.

Yours very truly,

/s/ Patrick J. Erlandson
Patrick J. Erlandson
Chief Financial Officer